UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549





SCHEDULE 13G

Under the Securities Exchange Act of 1934




GENEVA STEEL HOLDINGS CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

372257105
(CUSIP Number)

January 3, 2001
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)






The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 372257105

SCHEDULE 13G


1.

Names of Reporting Persons.  Albert Fried & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).  13-5089432

2.

Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	?
(b)	?

3.

SEC Use Only

4.

Citizenship or Place of Organization. New York


Number of

5.


Sole Voting Power
1,087,379**

Shares Beneficially

6.

Shared Voting Power
0

Owned by Each

7.

Sole Dispositive Power
1,087,379**

Reporting Person With:

8.

Shared Dispositive Power
0


9.

Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,379**

10.

Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)      ?

11.

Percent of Class Represented by Amount in Row (9) 16.08%**

12.

Type of Reporting Person (See Instructions) BD, OO

**	In connection with a Term Loan Albert Fried & Company, LLC has provided to the Issuer, Albert Fried & Company is to receive additional shares of Issuer's common stock on or before February 16, 2001. The number of shares to be issued to Albert Fried & Company, LLC cannot be determined as of the date of this filing because it is dependant upon a calculation which cannot be made at this time. As a result, these shares are no
t reflected in this Schedule 13G in the number of shares beneficially owned by Albert Fried & Company LLC.


SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Geneva Steel Holdings Corp.

(b)	Address of Issuer's Principal Executive Offices:

10 South Geneva Road
Vineyard, UT 84058
Item 2.

(a)	Names of Person Filing:

Albert Fried & Company, LLC, a New York Limited Liability Company. The members of Albert Fried & Company, LLC are Albert Fried Jr.,
John P. Vazzana, Christina E. Fried and Anthony Katsingris.

(b)	Address of Principal Business Office or, if none, Residence:

40 Exchange Place
New York, NY 10005

(c)	Citizenship:

Albert Fried & Company, LLC is organized under the laws of the State of New York. Each of the individuals referred to in Item 2(a) is a United States citizen.

(d)	Title of Class of Securities:

Common Shares

(e)	CUSIP Number:

372257105

Item 3.	If this statement is filed pursuant to Secs 240.13d-1(b) or 240.13d-2(b)
 or (c), check whether the person filing is a:

(a)  	X	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o).
(b)  		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  		Insurance company as defined in section 3(a)(19) of the
 Act (15 U.S.C. 78c).
(d)  		Investment company registered under section 8 of the Investment
 Company Act of 1940 (15 U.S.C. 80a-8).
(e)  		An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f)  		An employee benefit plan or endowment fund in accordance with
 Sec. 240.13d-1(b)(1)(ii)(F).


(g)  		A parent holding company or control person in accordance with
 Sec. 240.13d-1(b)(1)(ii)(G).
(h)  		A savings association as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813).
(i)  		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  		Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information in Items 5 through 11 on the cover pages on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February __, 2001

ALBERT FRIED & COMPANY, LLC.



By:
		Name:	Albert Fried, Jr.
Title:	Managing Member



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